NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 20, 2013

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of Augusta Resource Corporation (the "Corporation") will be held at the Terminal City Club, in the Wilson M. Beck Room, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6, on Thursday, June 20, 2013, at 10:30 a.m. (Vancouver time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2012, together with the Auditors' report thereon;

2.	To appoint Ernst & Young LLP, Chartered Accountants as Auditors until the next annual meeting, and to authorize the directors to fix their remuneration;

3.	To fix the number of directors at seven and to elect directors of the Corporation for the ensuing year;

4.	To pass an ordinary resolution ratifying, confirming and approving the Corporation’s advance notice policy; and

5.	To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Accompanying this Notice of Meeting is a management information circular, which provides additional information relating to the business to be conducted at the Meeting, an instrument of proxy and notes thereto (the “Proxy”), an instrument of voting instructions and notices thereto (the “VIF”) and a form whereby shareholders may request that the Corporation's annual and/or interim financial statements and corresponding management discussion and analysis be mailed to them.

Shareholders of record at the close of business on May 15, 2013 will be entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof

Proxies are being solicited by management of the Corporation. Shareholders who are unable to be present in person at the Meeting are requested to date, complete and sign the enclosed Proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the Proxy). To be valid, the completed Proxy must be deposited with the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of common shares and a non-objecting beneficial owner, and receive a VIF from our transfer agent Computershare, please complete and return the form in accordance with the instructions of Computershare. If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the Meeting.

If you are a non-registered shareholder of common shares and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

Dated this 17th day of May, 2013
ON BEHALF OF THE BOARD OF DIRECTORS
“Gilmour Clausen”
GILMOUR CLAUSEN
President and CEO

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

2

MANAGEMENT PROXY CIRCULAR

INFORMATION PROVIDED AS AT MAY 17, 2013 (unless otherwise stated) FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
JUNE 20, 2013

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular (“Circular”) is furnished in connection with the solicitation of proxies being made by the management of Augusta Resource Corporation (the "Corporation" or “Augusta”) for use at the Annual General and Special Meeting (the "Meeting") of the Corporation’s shareholders to be held on Thursday, June 20, 2013 at the time and place and for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

Unless otherwise indicated, all dollar amounts in this Circular are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon exchange rate reported by the Bank of Canada on December 31, 2012 was Cdn$1.00 = U.S.$0.9949.

APPOINTMENT OF PROXIES

The individuals named as proxyholders in the accompanying form of proxy are directors or officers of the Corporation or both. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER OR ON THE SHAREHOLDER’S BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, HAS THE RIGHT TO DO SO, BY INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER VALID FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. (“Computershare”), at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment or postponement thereof.

NON-REGISTERED HOLDERS

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders (or duly appointed proxyholders) may complete a proxy or vote at the Meeting in person. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

This Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Corporation is taking advantage of those provisions of NI 54-101 that permit the Corporation to deliver proxy-related materials to the Corporation’s NOBOs who have not waived the right to receive them (and is not sending proxy-related materials using notice-and-access). As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”) together with the Notice of Meeting, this Circular and related documents from our transfer agent, Computershare. These VIFs are to be completed and returned in the envelope provided. NOBOs should carefully follow the instructions provided, including those regarding when and where to return the completed VIFs to Computershare.

Should a NOBO wish to attend and vote at the Meeting in person, the NOBO must insert the NOBO’s name (or such other person as the NOBO wishes to attend and vote on the NOBO’s behalf) in the blank space provided for that purpose on the VIF and return the completed VIF to Computershare or the NOBO must submit, to the Corporation or Computershare, any other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. In such circumstances with respect to proxies held by management in respect of securities owned by the NOBO so requesting, the Corporation must arrange, without expense to the NOBO, to appoint the NOBO or a nominee of the NOBO as a proxyholder in respect of those securities. Under NI 54-101, if the Corporation appoints a NOBO or a nominee of the NOBO as a proxyholder as aforesaid, the NOBO or nominee of the NOBO, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that may come before the Meeting and any adjournment or postponement thereof, unless corporate law does not permit the giving of that authority. Pursuant to NI 54-101, if the Corporation appoints a NOBO or its nominee as proxyholder as aforesaid, the Corporation must deposit the proxy within the timeframe specified above for the deposit of proxies if the Corporation obtains the instructions at least one (1) business day before the termination of that time. If a NOBO or a nominee of the NOBO is approved as a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

NOBOs that wish to change their vote must contact Computershare to arrange to change their vote in sufficient time in advance of the Meeting.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Circular and related documents (collectively, the “Meeting Materials”) to the clearing agencies and intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them. Very often, intermediaries will use service companies such as Broadridge to forward the Meeting Materials to OBOs. With those Meeting Materials, intermediaries or their service companies should provide OBOs of common shares with a request for a VIF which, when properly completed and signed by such OBO and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. The purpose of this procedure is to permit OBOs of common shares to direct the voting of the common shares that they beneficially own. The Corporation will pay for intermediaries to deliver the proxy-related materials and request for a VIF to OBOs. OBOs should carefully follow the instructions of their intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Should an OBO wish to vote at the Meeting in person, the OBO must insert the OBO’s name (or such other person as the OBO wishes to attend and vote on the OBO’s behalf) in the blank space provided for that purpose on the request for a VIF and return the completed request for a VIF to the intermediary or its service provider or the OBO must submit, to their intermediary, any other document in writing that requests that the OBO or a nominee of the OBO be appointed as proxyholder. In such circumstances an intermediary who is the registered holder of, or holds a proxy in respect of, securities owned by an OBO is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or a nominee of the OBO as a proxyholder in respect of those securities. Under NI 54-101, if an intermediary appoints an OBO or the nominee of the OBO as a proxyholder as aforesaid, the OBO or nominee of the OBO, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of the intermediary, in respect of all matters that may come before the Meeting and any adjournment or postponement thereof, unless corporate law does not permit the giving of that authority. Pursuant to NI 54-101 an intermediary who appoints an OBO or its nominee as proxyholder as aforesaid is required under NI 54-101 to deposit the proxy within the timeframe specified above for the deposit of proxies if the intermediary obtains the instructions at least one (1) business day before the termination of that time. If the OBO or a nominee of the OBO is appointed a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

Only Registered Shareholders have the right to revoke a proxy. NOBOs and OBOs of common shares who wish to change their vote must, sufficiently in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out below.

All references to shareholders in this Circular, the accompanying proxy and Notice of Meeting of shareholders are to Registered Shareholders of record unless specifically stated otherwise.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or to the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

a.	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and
b.	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

If, however, direction is not made in respect of any matter, the Proxy will be voted as recommended by management of the Corporation.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The directors of the Corporation have set May 15, 2013 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting.

As at the Record Date, there were a total of 144,345,396 common shares (the "common shares") outstanding. Each common share entitles the shareholder(s) thereof to one vote for each common share shown as registered in the shareholders' name on the Record Date. Only shareholders of record holding common shares at the close of business who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers, no person or company beneficially owns, controls or directs, directly or indirectly, 10% or more of the voting rights attached to any class of voting securities of the Corporation as of the close of business on May 15, 2013, other than the following:

	Number of Shares	Percentage of
Name	Beneficially Owned	Issued Shares
HudBay Minerals Inc.	23,058,585	15.97%

ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2012, together with the report of the Corporation’s auditors thereon, which were filed on SEDAR at www.sedar.com on March 25, 2013, will be presented to the Corporation’s shareholders at the Meeting. Shareholders wishing to obtain a copy of the Corporation’s audited consolidated financial statements and Management’s Discussion and Analysis may obtain a copy, free of charge, from the Corporation’s profile on SEDAR, the Corporation’s website at www.augustaresource.com or from the Corporation by contacting the Corporation at the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 600 – 837 West Hastings Street	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3N6

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except with respect to the election of directors.

ELECTION OF DIRECTORS

There are currently seven directors of the Corporation. The present term of office of each of these seven directors will expire at the Meeting. Management intends to present a resolution at the Meeting to fix the number of directors of the Corporation at seven (7) and proposes that the seven persons named below be nominated for election as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as directors. Each director will hold office until the next annual meeting of the Corporation or until his successor is appointed or elected, unless his office is earlier vacated in accordance with the By-Laws of the Corporation or with the provisions of the Canada Business Corporations Act.

Pursuant to the Advance Notice Policy of the Corporation adopted by the board of directors (the “Board”) on April 18, 2013 and discussed in further detail below, any additional director nominations for the Meeting must have been received by the Corporation in compliance with the Advance Notice Policy no later than May 21, 2013. As no such nominations were received by the Corporation prior to such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, business or employments of each proposed director within the preceding five years, the date he was first appointed as a director of the Corporation and the number of common shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date Record Date.

Name, Position with the Corporation, Province/State and Country of Residence	Principal Occupation, Business or Employment During the Past Five Years (1)	Date First Appointed as Director of the Corporation	Number of common shares beneficially owned, controlled or directed, directly or indirectly(2)
Timothy C. Baker(4) (5) Ontario, Canada Director	Corporate Director since December 2010. Executive VP and Chief Operating Officer of Kinross Gold Corporation from June 2006 to December 2010.	Sept. 11, 2008	46,667
Gilmour Clausen President, CEO and Colorado, USA Director	President, CEO and Director of the Corporation.	Mar. 28, 2005	1,565,160(6)
W. Durand (Randy) Eppler (3) (4) (5) Colorado, USA Director	Founding partner of New World Advisors, LLC (since August 2004) and Sierra Partners, LLC (since May 2005), CEO and Director of Coal International, Plc. from July 2005 to August 2008.	Jun. 15, 2005	156,667(7)
Christopher M.H. Jennings (3) Cayman Islands, BWI Lead Director	Corporate Director since 2007.	Apr. 15, 2002	459,667
Robert P. Pirooz(3)(5) British Columbia, Canada Director	General Counsel for Pan American Silver Corp. since 2003 and Director since April 30, 2007.	Nov. 9, 2012	10,000
Robert P. Wares (4) Quebec, Canada Director	Chief Geologist of Osisko Exploration Ltd. (“Osisko”) since November 2012; Executive VP Resource Development between April 2011 to October 2012; Executive VP and Chief Operating Officer of Osisko between September 2006 to March 2011.	Apr. 26, 1999	160,000
Richard W. Warke British Columbia, Canada Executive Chairman and Director	Vice President Corporate Development of the Corporation from May 2006 to July 2008; Chairman of Ventana Gold Corp. from July 2008 to March 2011 and CEO from July 2008 to August 2009. Chairman of Wildcat Silver Corporation since July 2008. Chairman and CEO of Riva Gold Corporation since July 2010.	Feb. 1, 1996	10,808,692(8)

(1)

The information as to country of residence and principal occupation of the directors has been furnished by the respective directors, individually. The directors listed may be directors of other reporting issuers. Details with respect to other directorships are provided under the heading entitled “Statement of Corporate Governance Practices” of the Corporation.

(2)	The information as to common shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.
(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Nominating and Corporate Governance Committee.
(6)	170,000 common shares are restricted shares (“Restricted Shares”) issued pursuant to the Corporation’s Restricted Share Unit and Restricted Share Plan (“RSU/RS Plan”).
(7)	30,000 common shares are Restricted Shares issued pursuant to the Corporation’s RSU/RS Plan.
(8)	9,456,681 common shares are indirectly held by the Warke Family Trust of which Mr. Warke is a beneficiary.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as provided below, no proposed director of the Corporation is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation), that (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer:

Wildcat Silver Corporation (“Wildcat”) requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008. Robert P. Wares, director of the Corporation, was at the time the order was issued a director of Wildcat.

Except as provided below, no proposed director of the Corporation, is or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

Robert P. Pirooz, a director of the Corporation, was formerly a director of Pacific Ballet British Columbia Society (the “Ballet”). On December 23, 2008, within a year following Mr. Pirooz’s resignation from the Board of the Ballet, the Ballet filed a Notice of Intention to Make a Proposal under subsection 50.4(1) of the Bankruptcy and Insolvency Act. Subsequently, on January 9, 2009, the proposal was unanimously accepted by the creditors of the Ballet.

No proposed director of the Corporation is or has within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration. Ernst & Young LLP were first appointed auditors of the Corporation on January 5, 2006.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following information describes and explains the significant elements of compensation awarded to, earned by, paid to, or payable to the Corporation’s CEO, Chief Financial Officer (“CFO”) and to the three most highly compensated executive officers, other than the CEO and CFO who were serving as executive officers at the end of the most recent fiscal year (the “Named Executive Officer(s)” or “NEO(s)”), and whose total salary exceeds CAD$150,000. During the fiscal year ended December 31, 2012, the following individuals were the NEOs of the Corporation:

Gilmour Clausen - President and CEO
Richard W. Warke - Executive Chairman
Raghunath Reddy - Senior Vice President and CFO of the Corporation to May 8, 2012
Joseph Longpré – Senior Vice President and CFO of the Corporation since May 9, 2012
Rodney O. Pace - Executive Vice President and Chief Operating Officer
James A. Sturgess – Senior Vice President Corporate Development

The Compensation Committee, in accordance with its charter, is responsible for reviewing and recommending compensation arrangements for the Corporation’s executive officers to the Board including salaries, benefits and any short and long term incentive programs. The objective of the Compensation Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals. The Compensation Committee Charter is available on the Corporation’s website at www.augustaresource.com.

During fiscal 2012 the Compensation Committee was comprised of three independent directors: Robert P. Wares (Chairman), W. Durand (Randy) Eppler and Timothy C. Baker. Independent directors are directors that are not employees of the Corporation that are independent of the Corporation’s management and have no director or indirect material relationship with the Corporation.

Each member of the Compensation Committee has direct experience in executive compensation as a member of other boards which experience assists in making decisions on the suitability of the Corporation’s compensation practices and policies.

During 2012 the Compensation Committee held three meetings each of which was attended by all three committee members.

The Compensation Committee reviews and authorizes on an annual basis, the evaluation process and elements of compensation for the Corporation’s executive officers and the Board based upon various factors including the CEO’s input and recommendations. On completion of its review process the Compensation Committee will make recommendations to the Board on executive and Board compensation as required. The Board may exercise discretion on specific awards if deemed appropriate. The Compensation Committee may recommend and the Board may approve from time to time, special or additional compensation awards or adjustments to address unanticipated events or special circumstances.

In reviewing the compensation arrangements of the Corporation’s executive officers the Compensation Committee considers the following objectives:

-	Fairness to shareholders and investors;
-	Remaining market competitive so as to attract and retain capable and experienced personnel;
-	Recognizing and rewarding performance consistent with the success of the Corporation’s business; and
-	Such other objectives as the Compensation Committee considers advisable.

The compensation for the Corporation’s executive officers is currently comprised of the following elements: a base salary, a short term incentive program (“STIP”) comprised of a cash bonus and a mid-term to long-term incentive program (“LTIP”) comprised of equity awards (which are currently available in the form of restricted share units or restricted shares and stock options granted pursuant to the Corporation’s Option Plan and the Corporation’s restricted share and restricted share unit plan (the “RSU/RS Plan”). The Corporation’s compensation structure is intended to be fair, reward performance and be competitive with the compensation arrangements of other companies of similar size and scope in the industry. When required, and if thought necessary, the Compensation Committee has the authority to consult an independent third party to assess the competitiveness of the Corporation’s compensation program.

In 2010 due to concerns of larger, more stable organizations competing with the Corporation’s labor pool, the Compensation Committee became focused on retention of the Corporation’s executives. This necessitated a reassessment of the Corporation’s compensation approach and as a result the Compensation Committee engaged 3XCD Inc. (“3XCD”), an independent consultant, in late 2010 for a complete analysis of the latest trends in executive compensation and review of the Corporation’s internal pay equity in comparison to these trends for fiscal 2011 (the “2011 Survey”). 3XCD completed a comparative financial, comparative pay (by component) and comparative pay-for-performance assessment including a review of total internal pay structure (base salary + STIP + LTIP). The assessment included benchmarking with companies equivalent in size (or slightly larger) but of the same nature and complexity of business to Augusta. Comparative size factors include asset value, revenue, invested capital (debt + equity) and market capital and complexity of business factors including consideration of Augusta’s operations in North America resulting in some higher paying jobs across operational roles. The companies considered during the peer group analysis included the following: Baja Mining Corp., Breakwater Resources Ltd., Capstone Mining Corp., Copper Mountain Mining Corp. Crowflight Minerals Inc., Detour Gold Corp., Farallon Mining Ltd., General Moly Inc., Greystar Resources Ltd., Imperial Metals Corp., Ivernia Inc., Kirkland Lake Gold Inc., Noront Resources Ltd., Northern Dynasty Minerals Ltd, Osisko Mining Corp., Polymet Mining Corp., Romarco Minerals Inc., Taseko Mines Ltd., and Yukon-Nevada Gold Corp. The peer group not only provides benchmarking details but offers assistance on comparative compensation details and delivery methods, comparative performance analysis, as well as appropriate and competitive pay delivery methodologies. Companies selected in the peer group analysis may not squarely match Augusta in terms of their operations but they are all in the same industry, of relative size and Augusta competes with them for their executive talent.

For fiscal 2012 the Compensation Committee did not feel the need to conduct an executive or Board compensation survey. Instead, it considered the advice it received from 3XCD in respect of the survey completed for fiscal 2011 in addition to the Corporation’s past compensation practices.

Upon review of various factors including the 2011 Survey, financial markets and delays in permitting for the Corporation’s Rosemont project, the Compensation Committee recommended (and the Board approved) that compensation for the Corporation’s NEOs for fiscal 2012 comprise of a 2% inflationary increase in salary and equity grants at one half (50%) of those granted in fiscal 2011. The STIP percentages remained the same as previous years.

Directors’ fees for fiscal 2012 were recommended and approved at the same levels as for fiscal 2011 and equity grants to directors were reduced by one quarter (25%) in comparison to those granted in fiscal 2011.

Risk Assessment of the Corporation’s Compensation Policies and Practices

The Compensation Committee considers the implications and risks associated with the Corporation’s compensation policies and practices including the various elements of compensation. This risk assessment also considers risks identified to the Corporation’s Audit Committee. In addition, it is believed that the following compensation practices applied discourage or mitigate risks in the Corporation’s compensation approach:

  Balanced compensation program designed to include both fixed and variable pay over a period covering short and long term incentive
  Consistency in approach for all executive officers
  Application of both performance and time based measures to long term incentives
  Incentive awards are reasonable in relation to salary and are capped to ensure there is no unlimited upside
  Stock based awards and compensation overall is recommended by the Compensation Committee and approved by the Board

During fiscal 2012, no risks were identified that were related to the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Independent Compensation Consultants

During fiscal 2012 the Corporation did not engage a compensation consultant. The table below provides the aggregate fees billed by or paid to consultants for services related to determining compensation for any of the Corporation’s directors or executive officers for fiscal 2011 and 2012.

	Amount Paid in 2011(1)		Amount Paid in 2012(1)
Consultant	Executive Compensation Related Fees US$	All Other Fees US$	Executive Compensation Related Fees US$	All Other Fees US$
3XCD	$34,553	N/A	$0	N/A
Coopers Consulting	$5,963	N/A	$0	N/A

(1)	Consulting fees were charged in Canadian dollars and converted to US dollars using the prevailing noon exchange rate on the date of the invoice.

Elements of Executive Compensation

Base Salary

Base salary for the Corporation’s executive officers is set in line with each executive’s responsibility, performance assessment and career experience. To ensure that the Corporation will continue to attract and retain qualified and experienced executives, base salaries are reviewed annually by the Compensation Committee and adjusted to ensure that they remain at or above the median for comparable companies.

Short Term Incentive Program

The short term incentive program (“STIP”) is intended to motivate and reward executives for the achievement of short term goals and contribution to the business during the past year. The Compensation Committee determines STIP payments based on a percentage of the executive’s salary, and a combination of individual and the Corporation’s performance. For each executive officer, targets and objectives are determined at the beginning of the year and the results of these efforts are reviewed at the end of the year to judge the executive’s performance and bonus earned. Targets and objectives may be further reviewed during the year if deemed appropriate. The Compensation Committee also reviews the growth and development of the Corporation over the year and any specific initiatives taken during the period to promote the growth and progress of the Corporation and the enhancement of shareholder value. In addition, the Compensation Committee considers performance targets, quantitative and qualitative measures in determining an executive’s total remuneration and may retain the services of independent compensation consultants to assist in the assessment. Compensation for the Corporation’s CEO is established in the same manner as for other executive officers and is weighted more against the Corporation’s performance as a whole.

The following details the design of the STIP:

  a maximum payout opportunity above target performance for over-achieving target performance;
  an above target opportunity for exceeding expectations;
  a target performance payout for hitting target;
  a below target factor for just missing target performance (below expectations);
  a minimum threshold; and
  a payout of 0% of base salary for missing threshold performance.

This type of payout curve allows the Corporation to manage the cost of the STIP and ensure that targets are being met before payout is made and is typical with most executive STIPs in Canada and the United States.

The table below sets forth the percentage of each NEO’s base salary that will be paid as a STIP payment assuming achievement of the target objectives (and not exceeding or falling below expectations). Elements of STIP (and achievement of “target” performance) are based on objectives that are set annually and may include personal, operational and corporate financial objectives.

Position in Organization	Objectives as a Percentage of Bonus		STIP Payout (1) as Percentage of Base Salary on Meeting Target Performance
	Personal	Operational
Gilmour Clausen President and Chief Executive Officer	10%	90%	65%
Richard W. Warke Executive Chairman	10%	90%	65%
Rodney O. Pace Executive Vice President and Chief Operating Officer	30%	70%	50%
Joseph Longpré(2) Senior Vice President and Chief Financial Officer	30%	70%	40%
James A. Sturgess Senior Vice President, Corporate Development and Government Affairs	30%	70%	35%

(1)	At the discretion of the Compensation Committee and subject to Board approval.
(2)

Joseph Longpré was appointed Senior Vice President and Chief Financial Officer effective May 9, 2012. Raghu Reddy was the Executive Vice President and Chief Financial Officer of the Corporation between January 1, 2012 – May 9, 2012.

Corporate financial performance is most heavily weighted at the senior levels in the organization and as individuals move down the organization the percentage attributed to personal objectives increases.

Each corporate operational and personal objective is assigned a weighting which varies by the NEO. Achievement of personal objectives is a subjective ranking by percentage and achievement of operational objectives are ranked using five levels of performance achievement, each corresponding to a performance factor that is applied in calculating the STIP payout. The achievement levels are ranked as follows:

Level of achievement	Performance factor	Percentage applied
Maximum payout	5	150%
Exceeded expectations	4	125%
Met expectations (Target)	3	100%
Below expectations	2	75%
At threshold	1	50%
Failed	0	0%

Each of the operational objectives in the matrix is given a rating (Performance Factor) as provided in the table above. Each NEO is given a weighting for each operational objective. The personal objectives and the operational objectives are weighted (Objectives as a Percentage of Bonus) according to the table above to arrive at a combined percentage. The combined percentage weighting is then multiplied with the STIP payout percentage and the base salary to arrive at a STIP bonus for each NEO.

Personal objectives for the NEOs for fiscal 2012 included, among other things, overall developing human resource support and growth, ensuring employee motivation and safety, ensuring ethical business practices, projecting a positive image externally and respecting and supporting all members of the Corporation.

There were nine corporate/operational objectives for fiscal 2012 that encompassed permitting, corporate and project financing, cost control, balance sheet restructuring, exploration, feasibility study update, and systems integration for construction and corporate development. The Corporation is relying on an exemption that permits it to not disclose specific objectives and performance related factors as they are strategic in nature, disclosure of which would prejudice the Corporation’s interests.

On review of fiscal 2012 and attainment of cooperate and personal objectives the Compensation Committee recommended and the Board approved the following metrics resulting in a payout percentage of target for each NEO as listed below:

Position	Target Bonus %(1)	Operational Metrics % (Achieved)	Personal Metrics%(4) (Achieved)	Payout %
Gilmour Clausen President and Chief Executive Officer	65%	101%	100%	101.1%
Richard W. Warke Executive Chairman	65%	96%	80%	96.53%
Rodney O. Pace Executive Vice President and Chief Operating Officer	50%	99%	100%	99.13%
Joseph Longpré(2) Senior Vice President and Chief Financial Officer	40%	106%	100%	104.3%
James A. Sturgess Senior Vice President, Corporate Development and Government Affairs(	35%	93%	90%	94.53%

(1)	At the discretion of the Compensation Committee and subject to Board approval.
(2)	Mr. Longpré’s payout was prorated given his appointment as Senior Vice President and Chief Financial Officer occurred effective May 9, 2012.
(3)

Amount reflects total percentage achievement of personal objectives. Messrs. Clausen and Warke’s personal objective account for 10% of their total target bonus. Messrs Pace, Reddy and Sturgess’ personal objectives account for 30% of their total target bonus.

Also, during 2012, as a result of not meeting certain performance objectives relating to the Record of Decision on the Corporation’s Rosemont project, an aggregate of 129,332 restricted shares and restricted share units granted to executive officers including NEOs were forfeited and cancelled respectively.

All STIP awards are paid in cash (unless otherwise approved by the Board) and subject to statutory deductions. In certain circumstances the Compensation Committee or the Board may apply discretion to STIP or other forms of compensation.

Mid-term to Long Term Incentive Compensation (LTIP)

The Corporation’s mid-term to long term incentive plan is currently comprised of:

  incentive stock option grants pursuant to the Corporation’s Stock Option Plan dated May 3, 2004, as amended and restated as of June 1, 2007, June 11, 2009 and June 12, 2012 (the “Option Plan”); and
  restricted share units and restricted shares granted pursuant to the Corporation’s Restricted Share Unit and Restricted Share Plan initially adopted on June 11, 2009 as amended and restated as of June 12, 2012 (the “RSU/RS Plan”, and together with the Option Plan, the “Plans”).
  Vesting provisions shall apply to equity grants as approved by the Board.

Capitalized terms used and not defined in this section have the meanings ascribed to them in the Option Plan and the RSU/RS Plan, as the case may be.

The grant of restricted share units or restricted shares is aimed at achieving mid-term performance and time based targets while stock options are aimed at incentivizing longer term goals in line with the Corporation’s strategy for offering a mix of performance drivers and mechanisms. Stock options, restricted shares and restricted share units awards are believed to motivate achievement of targets while assisting in retention of employment. Restricted shares and restricted share units granted to the Corporation’s executives during fiscal 2012 were granted with time based targets.

Pursuant to the policies of the TSX, all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's securityholders every three years after the institution of the arrangement. The Plans were approved by the Corporation’s shareholders at the last meeting of shareholders held on June 12, 2012. The Plans are “rolling” such that the number of securities granted under the Plans can be up to a maximum of 10% of the issued capital of the Corporation at the time of the grant on a non-diluted basis, and such aggregate number of common shares shall increase or decrease as the number of issued and outstanding common shares changes.

As of the date hereof the following represents the number of securities currently outstanding under the Plans:

  7,833,668 stock options to purchase 7,833,668 common shares under the Option Plan
  605,001 restricted shares issued and outstanding under the RSU/RS Plan; and
  341,667 restricted share units redeemable for 341,667 common shares are issued and outstanding under the RSU/RS Plan for an aggregate of 8,780,336 common shares underlying options or restricted share units or representing restricted shares (representing approximately 6% of the issued and outstanding common shares as of the date hereof) leaving an aggregate of 5,654,203 common shares (representing approximately 4% of the issued and outstanding common shares as of the date hereof) available for future grants pursuant to all security based compensation arrangements of the Corporation.

Option Plan

The purpose of the Option Plan is to attract and retain superior directors, officers, employees, consultants and other persons or companies engaged to provide ongoing services to the Corporation and to provide incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation. The Option Plan is administered by the Corporation’s Corporate Secretary. The Board has full and final discretion to interpret the provisions of the Option Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Option Plan. Pursuant to the Option Plan, the Board or a special committee appointed by the Board, subject to approval by regulatory authorities, may from time to time grant stock options to the directors, senior officers, employees and consultants of the Corporation.

The Option Plan provides that the Board may from time to time grant options to acquire common shares (the “Options”) to directors, officers, employees and consultants of the Corporation or its subsidiaries. Options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option granted under the Option Plan entitles the holder (the “Optionee”) to one Common Share. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the “Market Price” of the common shares. Market Price is defined under the Option Plan as the last closing price of the common shares on the Exchange before the date of grant.

The Option Plan provides for a cashless exercise provision, pursuant to which an optionee may elect to receive, in lieu of paying cash for the exercise price of an option, a lesser number of common shares of the Corporation based upon the difference between the then current market price of the common shares of the Corporation and the exercise price of the option, in consideration for the surrender and exchange of options.

Pursuant to the Option Plan the expiry date of Options may not exceed the later of (i) a maximum of ten (10) years from the date of the grant, and (ii) if such expiry date falls during a time when a “blackout period” is in effect then the expiry date shall be ten (10) days following the lifting of the blackout period. The Board also has the authority to determine the vesting conditions of the Options, if any, and certain other terms and conditions of Options. The Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

Also, under the Option Plan, subject to the policies of the TSX the number of common shares (i) issued to Insiders (as defined in the Option Plan) upon the exercise of Options in any 12 month period, and (ii) reserved for issuance upon the exercise of Options granted to Insiders at any time, or when combined with all other security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding common shares.

If an Optionee ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries for any reason other than death, otherwise specified in an option agreement, the Optionee may only exercise vested options held by that Optionee within thirty days after the date on which the Optionee ceases to be a director, officer, employee or consultant. The thirty day period may be extended by the Board, but in no case can the Optionee exercise such options after the expiry of the Option Period relating to such options. An Optionee can only exercise options to the extent that the Optionee was entitled to exercise such options at the date on which he or she ceased to be a director, officer, employee or consultant of the Corporation.

Options shall immediately be cancelled if held by any Optionee who ceased to be a director of the Corporation as a result of ceasing to meet the required qualifications of a director or a because of a special resolution having been passed by the shareholders to remove such director or any Optionee who was terminated for cause or where an order of the British Columbia Securities Commission, the TSX, or any applicable regulatory authority orders that an Optionee cease to be a director or employee of the Corporation.

The Board may, subject to TSX or regulatory approval where required, amend the terms of the Option Plan or any outstanding Option without obtaining shareholder approval, including in the circumstances set out below, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Optionee, materially decrease the rights or benefits accruing to such Optionee or materially increase the obligations of such Optionee (this second part remains consistent with the existing Option Plan). Those circumstances are as follows:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)

to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

(c)	a change to, including the acceleration of, the vesting provisions of any Option or the Option Plan;

(d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which the Corporation is subject;

(e)	a change to the termination provisions of an option which does not result in an extension beyond the original option period;

(f)	in the case of any Option, the substitution of another award for the same or different type;

(g)	in the case of any Option, such amendments or revisions pursuant to the adjustment provisions of the Option Plan;

(h)	amendments to the definition of change of control for the purposes of the Option Plan;

(i)	the addition of a cashless exercise feature, payable in cash or securities of the Corporation; and

(j)	a change to the class of eligible persons that may participate under the Option Plan.

In all other circumstances, the Corporation will be required to obtain the approval of shareholders before making any other amendments to the Option Plan.

In the event of a change of control, the Option Plan provides that:

(a)

all outstanding Options with an exercise price equal to or less than the Market Price (as defined therein) on the day immediately prior to the announcement of the event giving rise to the change in control shall become immediately exercisable and the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee; and

(b)

all holders of outstanding Options with an exercise price greater than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall be entitled to receive and shall accept, immediately prior to or concurrently with the change in control, either of the following in consideration for the surrender of the Options, which consideration shall be determined by the Board in its sole discretion:

	(i)	the fair value thereof, if any, determined in accordance with the Black Scholes Option Pricing Model; or

(ii)

options of the acquiring person exercisable for the kind and amount of shares or other securities or property of the acquiring person that the Optionee would have been entitled to receive if such Optionee was the holder of the number of common shares to which such Optionee was entitled upon exercise of Options.

Under the Option Plan a “change in control” occurs when:

(a)

any person (which includes an individual, partnership, company corporation, unincorporated association, syndicate or organization, trust, trustee, executor, administrator or other legal representative), alone or together with any other persons with whom it is acting jointly or in concert, becomes the beneficial owner of, or acquires the power to exercise control or direction over, directly or indirectly, securities (or securities convertible into, or exchangeable for, such securities) representing twenty percent (20%) or more of the votes exercisable by holders of the then-outstanding securities generally entitled to vote for the election of directors (“Voting Shares”) of the Corporation or any persons that previously were not acting jointly or in concert commence acting jointly or in concert and together beneficially own, or have the power to exercise control or direction over, such securities;

(b)

the Corporation is merged, amalgamated, consolidated or reorganized into or with another person and, as a result of such business combination, securities representing more than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation or such person into which the Voting Shares of the Corporation is converted immediately after such transaction are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such transaction;

(c)

the capital of the Corporation is reorganized and, as a result of such reorganization, securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately after such reorganization are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such reorganization;

(d)

the Corporation sells or otherwise transfers all or substantially all of its assets to another person and following such sale or transfer securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the acquiring person immediately after such transactions are held in the aggregate by a person alone or together with any other persons with whom it is acting jointly or in concert, and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation immediately prior to such transaction; or

(e)	Individuals who were elected by the shareholders to constitute the Board at the beginning of any one year term cease for any reason in such year to constitute more than 50% of the Board.

Pursuant to TSX requirements, shareholder approval will be required for, among other things amendments to the Option Plan that involve a reduction in the exercise price of Options or an extension of the expiry date of Options.

Restricted Share Unit and Restricted Share Plan

The purposes of the RSU/RS Plan are to promote further alignment of interests between designated participants and the shareholders of the Corporation, to provide a compensation system for designated participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term and to allow designated participants to participate in the success of the Corporation over the medium term.

Pursuant to the RSU/RS Plan, the Board may grant Restricted Share Units (each an “RSU”) or Restricted Shares to designated participants who are directors, officers, employees or consultants of the Corporation or an affiliate of the Corporation, in consideration of such persons providing their services to the Corporation or its affiliates.

The market value of RSUs and common shares is the closing price of the common shares on the TSX on the day immediately preceding the relevant date.

When cash dividends are paid on the common shares, additional RSUs of equivalent value are credited to the designated participant’s RSU account. RSUs can be redeemed for either cash or common shares, or a combination of both, at the end of each performance period upon achievement by the designated participant of certain target milestones established by the Board at the time of the original RSU grant, which may include vesting based on length of service. Holders of RSUs are not entitled to any rights of a shareholder of the Corporation with respect to the common shares underlying any such RSUs.

The Restricted Shares granted to designated participants under the RSU/RS Plan are subject to the designated participant meeting certain target milestones within the restricted period determined by the Board at the time of the Restricted Share grant, which may include vesting based on length of service. Until the expiry of the restricted period, a holder of Restricted Shares is entitled to all rights as a shareholder of the Corporation in respect of such Restricted Shares, including voting rights and dividend entitlement, but the Restricted Shares may not be transferred and may be cancelled or terminated in certain circumstances under the terms of the RSU/RS Plan.

The RSU/RS Plan authorizes the Board to grant RSUs and Restricted Shares to designated participants on the following terms:

(1)

The aggregate number of common shares that may be issued upon the redemption of RSUs granted under the RSU/RS Plan and the number of Restricted Shares subject to a restricted period issued under the RSU/RS Plan shall not at any time, when taken together with any common shares issuable under any other security based compensation arrangement of the Corporation either then in effect or proposed, including the Option Plan, exceed 10% of the issued and outstanding common shares of the Corporation from time to time on a non-diluted basis.

(2)

The maximum number of Shares issuable to Insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares and the maximum number of Shares issued to Insiders of the Corporation, within any 12 month period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of issued and outstanding Shares, both on a non-diluted basis. If any RSU or Restricted Share is cancelled for any reason the Shares reserved for issuance in respect of such RSUs or subject to a restricted period with respect to such Restricted Shares will become available again for the purposes of the RSU/RS Plan.

(3)

RSUs credited to the designated participant’s account and Restricted Shares granted under the RSU/RS Plan from time to time vest based upon the designated participant’s performance toward the target milestones as specified by the Board at the time of grant. If a designated participant dies, retires or suffers a disability preventing him from carrying out his employment, is terminated without cause during a performance period or is a director who ceases to be a director and is not or is no longer an employee of the Corporation, and the designated participant’s target milestones have not been met, and the designated participant’s performance toward the target milestones can be objectively measured, or cannot be objectively measured but the Board considers that it can nevertheless measure such performance, the RSUs (including dividend equivalent RSUs) credited to the designated participant’s account or Restricted Shares granted shall vest in accordance with the proportional achievement by the designated participant of the target milestones, as determined by the Board, acting reasonably.

(4)

Notwithstanding paragraph 3, RSUs or Restricted Shares will vest in accordance with the terms and conditions of any applicable employment or consulting agreement between the Corporation or an affiliate of the Corporation and a designated participant.

(5)

If a designated participant is terminated for cause or resigns prior to the end of a performance period in respect of any RSUs granted or a restricted period in respect of any Restricted Shares granted, the designated participant is not entitled to any cash payment or treasury common shares on account of RSUs or Restricted Shares relating to such performance period or restricted period in which such designated participant’s employment terminates, and all outstanding RSUs or Restricted Shares shall be cancelled.

(6)

In the event of a change in control of the Corporation, as defined in the RSU/RS Plan, subject to TSX or any other required regulatory approvals, if a designated participant’s employment is terminated by the Corporation for any reason (other than Cause) within 6 months following such Change in Control, then, notwithstanding the achievement or non-achievement of the Target Milestones set forth in a Restricted Share Unit Acknowledgement or Restricted Share Grant Letter, all of the RSUs or Restricted Shares held by such Designated Participant shall be deemed to have been vested on the Termination Date.

(7)	With respect to the grant of RSUs under the RSU/RS Plan:

(a)

unless the Board specifies a shorter period, the performance period applicable to a grant of RSUs commences on the January 1 coincident with or immediately preceding the grant and ends on December 31 of the third year following the calendar year in which such RSUs were granted, and in no case shall the performance period be longer than the period set out above.

	(b)	RSUs (including dividend equivalent RSUs) credited to the designated participant’s account from time to time are denominated in common shares of the Corporation.

(c)

whenever cash dividends are paid on the common shares of the Corporation, additional RSUs will be credited to RSU accounts of designated participant’s holding RSUs. The number of such dividend equivalent RSUs will be calculated by dividing the amount of cash dividends that would have been payable if such RSUs had been common shares as at the record date for the dividend by the market value on the trading day immediately preceding the date on which the common shares began trading on an ex- dividend basis, rounded down to the next whole number of RSUs. No fractional RSUs will be issued; and

(d)

vested RSUs credited to the designated participant’s account shall be redeemed on the last day of the performance period as provided herein (or such earlier date in the case of vested RSUs that are redeemable immediately upon the achievement of target milestones). The RSUs are redeemable in cash equal to the market value of vested RSUs, in treasury common shares equal to the number of vested RSUs or in any combination of cash or treasury common shares, at the sole discretion of the Board.

(8)	With respect to Restricted Shares granted under the RSU/RS Plan:

(a)

unless otherwise specified by the Board to be a shorter period, the restricted period in respect of any Restricted Share shall commence on the date of the grant of such Restricted Share and end on the third anniversary of such date; and

	(b)	upon the vesting of a designated participant’s Restricted Shares, such Restricted Shares become unrestricted and are no longer subject to the terms of the RSU/RS PlanRSU/RS Plan.

(9)

Subject to the restrictions noted in paragraph 11 below, and to regulatory and TSX approval, where required, the Board may amend the terms of the RSU/RS Plan or any RSU or Restricted Share without shareholder approval, including in the following circumstances, provided that no such amendment or revision may materially decrease the rights or benefits accruing or materially increase the obligations of a designated participant without the consent of such designated participant:

	(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)

to correct any defect, supply any information or reconcile any inconsistency in the RSU/RS Plan in such a manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the RSU/RS Plan;

	(c)	in the case of any granted RSU or Restricted Share, amend, including the acceleration of, the vesting provisions, the target milestones, the performance period or the restricted Period;

	(d)	in the case of any granted RSU or Restricted Share, substitute another award for the same or different type or make such adjustments contemplated under the RSU/RS Plan;

	(e)	amend the eligibility requirements of designated participants which would have the potential of broadening or increasing insider participation; and

	(f)	amendments to reflect any changes in requirements of any regulatory authority or stock exchange to which the Corporation is subject.

(10)	Subject to regulatory and TSX approval, where required, the Board may, from time to time, suspend or terminate the RSU/RS Plan in whole or in part.

(11)	Shareholder approval is required to amend the RSU/RS Plan to:

	(a)	amend the RSU/RS Plan to increase the number of shares reserved for issuance under the RSU/RS Plan; or

(b)

amend RSUs granted under the RSU/RS Plan to extend the performance period beyond the original expiration date for the benefit of insiders of the Corporation, except in circumstances where the Corporation has imposed a trading black-out, as described in paragraph 13.

(12)

The RSUs and RS are not transferable or assignable other than by will or pursuant to the laws of succession, except that the designated participant may, subject to Board approval, assign RSUs or Restricted Shares granted under the RSU/RS Plan to a trustee, custodian or administrator acting on behalf of or for the benefit of the designated participant, a personal holding corporation, partnership, trust or other entity controlled by the designated participant or a registered retirement income fund or registered retirement savings plan of the designated participant.

(13)

If a performance period ends or a restricted period expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the RSU/RS Plan, the performance period shall end or the restricted period expire, as applicable, 10 business days after the trading black-out period is lifted by the Corporation.

(14)	No financial assistance is available to designated participants under the RSU/RS Plan.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return for Cdn$100 invested in the Corporation’s common shares on December 31, 2007 against the cumulative total shareholder return of the ISC Index, TSX Global Mining & Metals Index and the S&P/TSX Composite Index for the five most recently completed financial years of the Corporation.

Over the course of the last five years, the Corporation has successfully advanced its Rosemont Copper project through to the completion of a feasibility study. The Corporation is currently working on completing the permitting process with the goal of receiving a Record of Decision in order to start construction at the Rosemont project. To achieve this goal, the Corporation has hired additional staff, both at the executive and operational levels to meet the construction time line. At the same time the Corporation has had to maintain competitive compensation for its NEOs for motivation and retention purposes through the permitting process. The drop in the Corporation’s share price as seen in the latter part of 2008 was a result of the global economic crisis that had a similar impact on companies in the Corporation’s peer group. Since then the Corporation’s share price increased 450%. The Corporation’s annual cash compensation has generally increased with the rate of inflation except for 2011 when the NEOs’ salaries were adjusted based on a compensation survey conducted by an independent compensation firm after a three year freeze on salaries (over 2008, 2009 and 2010). Equity compensation is not included in this assessment as the number of share and option based awards granted to the NEOs are only exercisable on meeting certain performance or time based targets and the realized value to the NEO is not determinable until such time the awards are either redeemed, exercised or expired.

Summary Compensation Table

The following table sets forth compensation awarded, earned or paid to the NEOs of the Corporation for the three most recently completed financial years.

Name and principal position	Year	Salary(1) (US$)	Share- based awards(2) ($)	Option- based awards(3) (US$)	Non-equity incentive plan compensation		Pension value ($)	All other compen -sation(5) ($)	Total compensation (US$)
					Annual incentive plans(4) (US$)	Long- term incentive plans
Gilmour Clausen(6) CEO	2012 2011 2010	$347,000 $338,340 $320,000	$136,788 $415,871 $468,299	$298,173 $915,517 $0	$228,087 $211,055 $264,160	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$1,010,048 $1,880,783 $1,052,459
Richard W. Warke(6)(7) Executive Chairman	2012 2011 2010	$275,500 $268,594 $211,671	$91,192 $277,248 $102,699	$198,192 $610,345 $0	$172,863 $169,450 $165,103	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$738,337 $1,325,637 $479,473
Raghunath Reddy(8) Senior VP & CFO	2012 2011 2010	$114,375 $223,333 $205,000	$45,596 $138,624 $78,999	$99,391 $305,172 $0	N/A $84,870 $96,350	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$259,362 $751,999 $380,349
Joseph Longpré(9) Senior VP & CFO	2012 2011 2010	$155,455 N/A N/A	$92,602 N/A N/A	$233,285 N/A N/A	$64,902 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$546,244 N/A N/A
Rodney O. Pace Executive VP & Chief Operating Officer	2012 2011 2010	$240,000 $230,840 $185,000	$75,993 $231,040 $94,800	$149,087 $482,758 $0	$118,950 $105,163 $64,750	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$584,030 $1,049,801 $344,550
James A. Sturgess Senior VP Corporate Development and Government Affairs	2012 2011 2010	$229,500 $220,833 $175,000	$60,795 $184,832 $78,999	$124,239 $381,465 $0	$75,927 $65,815 $54,338	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$490,461 $852,945 $308,337

(1)

Salary amounts for Mr. Warke were paid in Canadian dollars (CAD). For the purposes of this table his figures were converted to USD using the following conversion for the years indicated: 2012 annual average CAD/USD exchange rate of $1.00, 2011 annual average CAD/USD exchange rate of $0.9891, 2010 annual average CAD/USD exchange rate of $1.0299.

(2)	Value of restricted shares/restricted share units based on the five day value weighted average price (“VWAP”) of the Corporation’s shares on the TSX at the date of the grant.
(3)

The Corporation uses the Black Scholes pricing model which is the industry standard for valuing stock options. The following were the assumptions used: expected life of 4 ½ years; annualized volatility of 87.01%; a risk-free interest rate of 1.26%; 0% forfeiture rate; and no dividend payments.

(4)	Amounts indicated were earned for the year indicated but paid in the following year.
(5)	During fiscal 2012 the Corporation did not pay out any perquisites and other personal benefits that are generally not available to all employees.
(6)	Messrs. Clausen and Warke are also Directors of the Corporation but do not receive compensation for their role as directors.
(7)	Mr. Warke’s salary is paid through a management services company equally owned by the Corporation and other related companies with common directors and officers.
(8)	Mr. Reddy retired on May 8, 2012.
(9)	Mr. Longpré was appointed Senior Vice President and CFO on May 9, 2012.

As discussed in footnote (3) above, the value disclosed for stock option awards in the Compensation Table was calculated using the Black-Scholes option pricing model based on the assumptions disclosed in the footnote. These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of stock options using this methodology is not the same as the simple “in-the-money” value of the options, which on the date of grant would be $nil. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation.

NEO Employment Agreements

The Corporation has entered into employment agreements with each NEO for an indefinite term. Each agreement provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the Compensation Committee), grant of stock options, vacation time and various standard benefits including life, disability, medical, dental and reimbursement of reasonable expenses. In addition the employment agreement for Messrs. Clausen and Warke provide for automobile expenses and for Mr. Warke club membership fees. Under each agreement the NEO is eligible for a cash bonus equal to a percentage of the NEO’s annual base salary in accordance with the Corporation’s compensation plan as approved by the Board. The current Board approved percentages for meeting target performance are listed in the table under the Compensation Discussion and Analysis. The actual bonus paid and options or securities granted is subject to Board approval and based on corporate, operational and individual performance. Refer to the Summary Compensation table under “Statement of Executive Compensation” for compensation paid to, earned by or accrued for each NEO for fiscal 2012.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out all awards outstanding at the end of the most recently completed financial year including awards granted before the most recently completed financing year.

Name	Option-based Awards(1)					Share-based Awards(1)
	Number of securities underlying unexercised options		Option exercise price (CAD$)	Option expiration Date	Value of unexercised in-the- money options(2) (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) (CAD$)
	Unvested	Vested
Gilmour Clausen CEO	150,000 240,000 0 0	0 60,000 160,000 160,000	$3.03 $4.45 $0.68 $4.25	Jan. 30, 2017 Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018	$0 $0 $280,000 $0	45,000 90,000 10,668 N/A	$109,350 $218,700 $25,923 N/A
Richard W. Warke Executive Chairman	100,000 160,000 0 0	0 40,000 130,000 130,000	$3.03 $4.45 $0.68 $4.25	Jan. 30, 2017 Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018	$0 $0 $227,500 $0	30,000 60,000 8,668 N/A	$72,900 $145,800 $21,063 N/A
Raghunath Reddy Senior VP & CFO	50,000 80,000 0 0 0	0 20,000 100,000 20,000 70,000	$3.03 $4.45 $0.68 $1.13 $4.25	Jan. 30, 2012 Feb. 10, 2016 Jan. 28, 2014 Dec. 3, 2018 Sep. 11, 2018	$0 $0 $175,000 $26,000 $0	15,000 30,000 6,668 N/A N/A	$36,450 $72,900 $16,203 N/A N/A
Joseph Longpré Senior VP & CFO	150,000	0	$2.36	May 8, 2017	$0	20,000	$48,600
Rodney O. Pace Executive VP & Chief Operating Officer	75,000 120,000 0 0	0 30,000 80,000 200,000	$3.03 $4.45 $0.68 $4.10	Jan. 30, 2017 Feb. 10,2016 Jan. 28, 2014 Jan. 4, 2013	$0 $0 $140,000 $0	25,000 50,000 8,000 N/A	$60,750 $121,500 $19,440 N/A
James A. Sturgess Senior VP Corporate Development and Government Affairs	62,500 100,000 0 0	0 25,000 100,000 100,000	$3.03 $4.45 $0.68 $4.25	Jan. 30, 2017 Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018	$0 $0 $175,000 $0	20,000 40,000 6,668 N/A	$48,600 $97,200 $16,203 N/A

(1)	On December 31, 2012 the closing price of the Corporation’s shares on the TSX was CAD$2.43.
(2)	Value is calculated on vested options at December 31, 2012.
(3)	Value is calculated on non-vested restricted shares/restricted share units at December 31, 2012.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if the stock options under the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Corporation and the exercise price of the stock options under the option based award on the vesting date:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gilmour Clausen CEO	$125,333	$37,331	$228,087
Richard W. Warke Executive Chairman	$101,833	$30,331	$172,863
Raghunath Reddy Senior VP & CFO	$78,333	$23,331	N/A
Joseph Longpré Senior VP & CFO	$0	$0	$64,902
Rodney O. Pace Executive VP & Chief Operating Officer	$94,000	$23,331	$118,950
James A. Sturgess Senior VP Corporate Development and Government Affairs	$70,500	$23,331	$75,927

(1)

Represents the value of stock options vested in the fiscal year ended December 31, 2012 calculated as if stock options had been exercised on their vest date based on market price on the vest date of the stock options less the exercise price.

During fiscal 2012 an aggregate of 355,000 options at an exercise price of $2.12 per common share were exercised by the NEOs as the options had reached the end of their term and 5,000 options at an exercise price of $1.13 were exercised by one NEO.

Pension Plan Benefits

The Corporation does not provide retirement benefits for its directors or executive officers.

Termination and Change of Control Benefits

The following describes the arrangements in place as at December 31, 2012 with respect to remuneration payable to each NEO of the Corporation in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control. Capitalized terms not otherwise defined herein shall have the meanings ascribed in the respective employment agreements:

(1)

In the event of termination by the Corporation without Cause or by the employee for Good Reason, the Corporation shall pay, at the time of such termination, a lump sum cash amount to each NEO as follows:

Gilmour Clausen President & CEO	Three (3) times the base salary and the target bonus in effect immediately preceding such termination
Richard W. Warke Executive Chairman	Two (2) times the base salary and the target bonus in effect immediately preceding such termination
Joseph Longpré Senior VP & CFO	During the first year of employment - one (1) times base salary in effect immediately preceding such termination and a pro-rata payment of target bonus. After one year of employment - two (2) times the base salary and the target bonus in effect immediately preceding such termination
Rodney O. Pace Executive VP & Chief Operating Officer	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination
James A. Sturgess Senior VP Corporate Development and Government Affairs	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination

In addition, all non-vested securities under any securities compensation plan granted to the NEO shall immediately and fully vest on the effective date of such termination and be redeemable or exercisable for 90 days thereafter.

(2)

In the event that the NEO should resign for any reason or the Corporation should terminate his employment without Cause within six months after a Change of Control, the Corporation shall compensate the NEO with a lump sum cash amount as follows:

Gilmour Clausen President & CEO	Four (4) times the base salary and the target bonus in effect immediately preceding such termination
Richard W. Warke Executive Chairman	Three (3) times the base salary and target bonus in effect immediately preceding such termination
Joseph Longpré Senior VP & CFO	Two (2) times the base salary and target bonus in effect immediately preceding such termination.
Rodney O. Pace Executive VP & Chief Operating Officer	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination
James A. Sturgess Senior VP Corporate Development and Government Affairs	One and one-half (1.5) times the base salary and the target bonus in effect immediately preceding such termination

In addition, all non-vested securities under any securities compensation plan granted to the NEO shall immediately and fully vest on the effective date of such termination and be redeemable or exercisable for 90 days thereafter.

Estimated Payment on Termination without Cause or by NEO for Good Reason

The following table provides detail regarding the estimated incremental payments from the Corporation to each NEO on termination without cause or by the NEO for Good Reason, assuming a triggering event occurred on December 31, 2012.

	Multiple	Base Salary (US$)	Bonus(3) (US$)	Equity(2) (US$)	Total (US$)
Gilmour Clausen CEO	3	$1,041,000	$676,650	$280,000	$1,997,650
Richard W. Warke Executive Chairman	2	$551,000	$358,150	$227,500 (1)	$1,136,650
Joseph Longpré Senior VP & CFO	2	$240,000	$96,000	Nil	$336,000
Rodney O. Pace Executive VP & Chief Operating Officer	1.5	$360,000	$180,000	$140,000	$680,000
James A. Sturgess Senior VP Corporate Development and Government Affairs	1.5	$344,250	$120,488	$175,000	$639,738

(1)	Values converted from CAD to USD based on the noon exchange rate reported by the Bank of Canada on December 31, 2012 of $1.00.
(2)	Equity value is not impacted by the applicable multiple. At December 31, 2012 the closing price of the Corporation’s shares on the TSX was CAD$2.43.
(3)	Bonus value has been calculated using the fiscal 2012 STIP percentages for meeting target performance.

Estimated Payment on a Change of Control

The following table provides detail regarding the estimated payments from the Corporation to each NEO on termination of a change of control, assuming a triggering event occurred on December 31, 2012.

	Multiple	Base Salary (US$)	Bonus(3) (US$)	Equity(2) (US$)	Total (US$)
Gilmour Clausen CEO	4	$1,388,000	$920,200	$633,973	$2,924,173
Richard W. Warke Executive Chairman	3	$826,500	$537,225	$467,263 (1)	$1,830,988
Joseph Longpré Senior VP & CFO	2	$240,000	$96,000	$59,100	$395,100
Rodney O. Pace Executive VP & Chief Operating Officer	1.5	$360,000	$180,000	$341,690	$881,690
James A. Sturgess Senior VP Corporate Development and Government Affairs	1.5	$344,250	$120,488	$337,003	$801,741

(1)	Values converted from CAD to USD based on the noon exchange rate reported by the Bank of Canada on December 31, 2012 of $1.00.
(2)	Equity value is not impacted by the applicable multiple. At December 31, 2012 the closing price of the Corporation’s shares on the TSX was CAD$2.43.
(3)	Bonus value has been calculated using the fiscal 2012 STIP percentages for meeting target performance.

Director Compensation

For fiscal 2012 the Compensation Committee relied on the last Board compensation review conducted by 3XCD for fiscal 2011 (the “2011 Board Survey”). Part of the analysis completed by 3XCD involved a review of 30 peer group companies having parameters on size and complexity as measured by revenues and market capital, in the same industry sub-sector. The emphasis of the analysis was to ensure Board members were compensated fairly for the services of their expanding function and in line with current trends. The following companies formed part of 3XCD’s analysis (in addition to those companies used in the analysis for the executive compensation analysis): Bear Creek Mining Corp., Constitution Mining Corp., Duluth Metals ltd., Entree gold Inc., Far West Mining Ltd., Minera Andes Inc., Mines Management Inc., Nautilus Minerals Inc., Northland Resources SA, Sabina Gold & Silver Corp., Western Copper Corp. The conclusion of the analysis was that Augusta’s Board and Committee fees were below the median of its peer group. As a result, it was recommended that Augusta’s Board and Committee fees be adjusted and brought in line with the market. In early 2011, on recommendations by the Compensation Committee the following Committee and Board fee structure was adopted and was maintained for fiscal 2012:

CAD$
Annual base compensation per Board member	$25,000/annum
Board meeting attendance (per meeting basis)	$600/meeting
Audit Committee Chair	$5,000/annum
Compensation Committee Chair	$3,000/annum
Nominating and Corporate Governance Committee Chair	$3,000/annum
Lead Director	$12,500/annum
Committee Member Compensation	$1,500/annum

The following table provides details regarding all amounts of compensation paid to each director of the Corporation that is not a NEO during the most recently completed financial year.

Director Name	Directors Fees earned (US$)	Share-based awards (2) (US$)	Option- based awards(7) (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$) (5)
Christopher M.H. Jennings	(1) $41,400	$46,650	$74,542	N/A	N/A	N/A	$162,592
Robert P. Wares	$30,400	$46,650	$74,542	N/A	N/A	N/A	$151,592
W. Durand (Randy) Eppler	$38,867	$46,650	$74,542	N/A	N/A	N/A	$160,059
Timothy C. Baker	$30,400	$46,650	$74,542	N/A	N/A	N/A	$151,592
Donald B. Clark(3)	$23,403	$46,650	$74,542	N/A	N/A	N/A	$144,595
John R. Brodie(4)	$33,900	$46,650	$74,542	N/A	N/A	N/A	$155,092
Robert Pirooz(6)	$3,397	N/A	$182,675	N/A	N/A	N/A	$232,722

(1)	Includes fee for service as the Lead Director.
(2)	Value of restricted shares/restricted share units using a five day VWAP at the date of grant. This also reflects the value vested as these awards vested on the date of the grant.
(3)	Mr. Clark ceased to be a director of the Corporation on November 9, 2012.
(4)	Mr. Brodie passed away on February 24, 2013.
(5)	For the purposes of this table the conversion rate applied was the 2012 annual average CAD/US exchange rate of $1.00.
(6)	Mr. Pirooz was appointed as a director on November 9, 2012.
(7)

The Corporation uses Black Scholes pricing model which is the industry standard for valuing stock options. The following were the assumptions used: expected life of 4 ½ years; annualized volatility of 87.01%; a risk-free interest rate of 1.26%; 0% forfeiture rate; and no dividend payments.

As discussed in footnote (7) in the table above, the value disclosed for stock option awards was calculated using the Black-Scholes option pricing model based on the assumptions disclosed in the footnote. These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of stock options using this methodology is not the same as the simple “in-the-money” value of the options, which on the date of grant would be $nil. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation.

All reasonable expenses incurred by a director in attending Board meetings, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Corporation’s business or in the discharge of his duties as a director are paid by the Corporation.

Directors’ outstanding share-based awards and option-based awards

The following table sets forth, for each director of the Corporation that is not a NEO, all awards outstanding at the end of the most recently completed financial year including awards granted before the most recently completed financial year.

Name	Option-based Awards					Share-based Awards (2)(4)
	Number of securities underlying unexercised options(1) (#)		Option exercise price (CAD$)	Option expiration Date	Value of unexercised in-the- money options(2) (3) (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)
	Unvested	Vested
Christopher M.H. Jennings	18,750 0 0 0	18,750 50,000 65,000 65,000	$3.03 $4.45 $0.68 $4.25	Jan. 30, 2017 Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018	$0 $0 $113,750 $0	20,000	$48,600
W. Durand (Randy) Eppler	18,750 0 0 0	18,750 50,000 65,000 65,000	$3.03 $4.45 $0.68 $4.25	Jan. 30, 2017 Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018	$0 $0 $113,750 $0	20,000	$48,600
Timothy C. Baker	18,750 0 0 0	18,750 50,000 65,000 100,000	$3.03 $4.45 $0.68 $4.25	Jan. 30, 2017 Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018	$0 $0 $113,750 0	20,000	$48,600
Donald B. Clark	18,750 0 0 0	18,750 50,000 100,000 100,000	$3.03 $4.45 $0.68 $4.25	Jan. 30, 2017 Feb. 10, 2016 Jan. 28, 2014 Sep. 11, 2018	$0 $0 $175,000 $0	20,000	$48,600
John R. Brodie	18,750 0	18,750 100,000	$3.03 $3.94	Jan. 30, 2017 June 13, 2016	$0 $0	Nil	$0
Robert Wares	18,750 0 0	18,750 65,000 65,000	$3.03 $0.68 $4.25	Jan. 30, 2017 Jan. 28, 2014 Sep. 11, 2018	$0 $113,750 $0	Nil	$0
Robert Pirooz	50,000	50,000	$2.75	Nov. 9, 2017	$0	Nil	$0

(1)	Options granted to Independent Directors may or may not vest immediately.
(2)	On December 31, 2012 the closing price of the Corporation’s shares on the TSX was CAD$2.43.
(3)	Value is calculated for vested options at December 31, 2012.
(4)	Value is calculated for non-vested restricted shares/restricted share units at December 31, 2012.

During fiscal year ending 2012 an aggregate of 450,000 options at an exercise price of CAD$2.12 per common share were exercised by the directors of the Corporation as the options had reached the end of their term.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2012 concerning the Corporation’s Option Plan and RSU/RS Plan described under “Long Term Incentive Compensation”:

Plan Category	Number of common shares to be issued upon exercise of options or redemption of restricted share units	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (Option Plan)	6,775,335 (1)	CAD$3.14	7,384,670(2)
Equity compensation plans approved by securityholders (RSU/RS Plan)(3)	248,667	N/A
(1)	Of these 4,137,654 were exercisable at December 31, 2012.
(2)

Based on 10% of the Corporation’s issued and outstanding common shares at December 31, 2012 less options and restricted share units outstanding at December 31, 2012. This aggregate number of securities will be available for issue under all security based compensation plans of the Corporation.

(3)

Restricted share units or restricted shares may be issued under the RSU/RS Plan. At December 31, 2012 the Corporation had 558,012 restricted shares issued and 248,667 restricted share units outstanding containing vesting provisions.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that good corporate governance is important to the effective performance of the Corporation and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Corporation’s corporate governance practices are compared with the National Instrument 58-101- Disclosure of Corporate Governance Practices (“NI 58-101”) guidelines for effective corporate governance below. Where a company’s corporate governance system differs from the guidelines, each difference and the reason for the difference is required to be disclosed.

Board of Directors

The current Board is comprised of seven directors, five of which are Independent Directors as such term is defined in National Instrument 52-110 – Audit Committees. Director’s that are not employees of the Corporation, that are independent of the Corporation’s management and have no direct or indirect material relationships with the Corporation are considered independent (the “Independent Directors”). At December 31, 2012, the Corporation had eight directors of which the following six were Independent Directors of the Corporation: Timothy C. Baker, W. Durand (Randy) Eppler, Christopher M. H. Jennings, John R. Brodie, Robert P. Pirooz and Robert P. Wares. See “Statement of Corporation Governance Practices – Board of Directors” for more information on the independence status of the Board.

Given that six of the eight directors during fiscal 2012 were independent, the Board is considered to have a majority of members that are independent. In addition each of the Board’s standing committees, the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee are comprised of only Independent Directors including and the Chair to each committee. The Board also has a Lead Director who at December 31, 2012 was Dr. Christopher M.H. Jennings, to ensure the Board functions independent of management and to provide leadership for its Independent Directors.

At the date of this Circular, some of the Corporation’s directors were directors of other reporting issuers as follows:

Timothy C. Baker	Antofagasta PLC, Golden Star Resources Ltd. and Pacific Rim Mining Corporation
Gilmour Clausen	Jaguar Mining Inc., Wildcat Silver Corporation and Plata Latina Minerals Corporation
W. Durand (Randy) Eppler	Vista Gold Corp., Golden Minerals Company, Frontier Mining Ltd. and Plata Latina Minerals Corporation
Christopher M.H. Jennings	North Arrow Minerals Inc.
Robert P. Wares	Wildcat Silver Corporation, Bowmore Exploration Ltd., Ryan Gold Corp. and Braeval Mining Corp.
Richard W. Warke	Wildcat Silver Corporation, Riva Gold Corporation and Plata Latina Minerals Corporation
Robert P. Pirooz	Pan American Silver, Lumina Copper Corp. and Anfield Nickel Corp.

The Independent Directors of the Corporation hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. During fiscal year ending December 31, 2012 the Audit Committee held 5 meetings; the Compensation Committee held 3 meetings and the Nominating and Corporate Governance Committee Meeting held 2 meetings.

During fiscal 2012 the Board held 4 Board meetings. Following is the attendance record of each director for Board meetings held during fiscal 2012:

Timothy C. Baker	attended 4 of 4 Board meetings
John R. Brodie	attended 4 of 4 Board meetings
Donald B. Clark(1)	attended 3 of 4 Board meetings
Gilmour Clausen	attended 4 of 4 Board meetings
W. Durand (Randy) Eppler	attended 4 of 4 Board meetings
Christopher M. H. Jennings	attended 4 of 4 Board meetings
Robert P. Pirooz(2)	N/A
Robert P. Wares	attended 4 of 4 Board meetings
Richard W. Warke	attended 3 of 4 Board meetings

(1)	Mr. Clark ceased to be a director of the Corporation on November 9, 2013.
(2)	Mr. Pirooz was appointed director of the Corporation on November 9, 2013. Since his appointment to December 31, 2012 there were no board meetings held.

Board Mandate

The Board has a formal written mandate which defines its stewardship responsibilities. A copy of the Board Mandate is attached hereto as Schedule “A”.

Position Descriptions

The Board has not developed formal written position description for the Executive Chairman, the Chairman of each committee or the CEO. All members of the Board are or have been directors or officers of other reporting issuers and are therefore knowledgeable and experienced in their capacity as such and the role designated for them. Informal discussions occur at the Board level with respect to responsibilities of the Executive Chairman, the Chairman of each committee and the CEO.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings as applicable either by telephone conference or in person when possible.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for the process. To facilitate ongoing education of the Corporation’s directors the Corporation supports training or education in areas relating to their role as a director of the Corporation; the Corporation arranges visitation by directors to the Corporation’s facilities and operations; and encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Nominating and Corporate Governance Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Ethics Officer or the Chairman of the Audit Committee or other designated person. A copy of the Code may be accessed under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.augustaresource.com.

The Board ensures that directors, officers and employees are familiar with the Code to ensure that they exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To encourage and promote a culture of ethical business conduct, the Board has adopted a Disclosure and Share Trading Policy and a Whistleblower Policy. Both of these policies are available on the Corporation’s website at www.augustaresource.com. In addition, the Board requests from management periodic reports relating to any fraud or unethical behavior.

Nominating of Directors

The process by which the Board anticipates that it will identify new candidates is by keeping itself informed of potential candidates in the industry. Any Board member may suggest a director nominee. The Nominating and Corporate Governance Committee must formally review and considers the background, expertise, qualifications and skill sets to the needs of the Corporation and recommend the appointment of the potential candidate to the Board as a whole.

All members of the Nominating and Corporate Governance committee are outside, non-management and independent directors in accordance with Corporate Governance Disclosure Rules and NYSE MKT rules. The Nominating and Corporate Governance Committee has been established by the Board to (a) identify individuals qualified to become Board members; (b) to assess and report on the effectiveness of the Board and any committees thereof; and (c) develop and recommend to the Board a set of corporate governance policies and principles applicable to the Corporation in light of the corporate governance guidelines published by regulatory bodies having jurisdiction.

Compensation

The process by which the Board determines the compensation for the Corporation’s directors and officers is through the recommendation of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Corporation’s directors and officers. The Compensation Committee is comprised entirely of Independent Directors in accordance with corporate governance rules of NI 58-101, TSX and NYSE MKT. The Compensation Committee has been established by the Board to review and recommend compensation policies and programs to the Corporation including equity grants and bonuses as well as salary and benefit levels for its executives. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals.

Other Board Committees

The Board currently has the following standing committees comprised of Independent Directors: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. The Board may appoint an Environment, Health and Safety Committee and an Executive Committee when appropriate. All of the existing committees are independent of management and report directly to the Board. The purpose of the Audit Committee is to assist the Board’s oversight of the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements; the qualifications and independence of the Corporation’s independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function. Further information regarding the Audit Committee is contained in the Corporation’s annual information form (the “AIF”) dated March 25, 2013 under the heading “Audit Committee Information” and a copy of the Audit Committee charter is attached to the AIF as Appendix I. The AIF is available under the Corporation’s profile at www.sedar.com. The purpose of both the Compensation Committee and the Nominating and Corporate Governance Committee has been described above.

In addition the Board has formed an Option Committee to enable the granting of stock options to new hires and existing employees that are not directors and officers of the Corporation. The members of the Option Committee are Richard W. Warke and Gilmour Clausen. The Board authorizes the allocation of a certain number of options (the “Allocated Options”) on an annual basis to the Option Committee on recommendation of management or the Compensation Committee. Once the Allocated Options have been granted the Option Committee must obtain Board approval on any further grants.

Assessment

The Nominating and Corporate Governance Committee annually makes assessments of the Board and its standing committees. Rotations were made during fiscal 2011 in respect of the committee members on each of the Board’s standing committees. The changes were viewed as a positive development in achieving the necessary skills and experience on each standing committee. The Nominating and Corporate Governance Committee also did an overall review of the Board’s effectiveness during fiscal 2012. The Committee assessed that the Board has the necessary skills and experience required for the business of the Corporation. A formal process for evaluating the Board, its committees and individual directors was implemented subsequent to December 31, 2012. It is felt that the current size and constitution of the Board allows for informal discussions regarding contribution of each director. In addition, each individual director is significantly qualified through their current or previous positions to fulfill their duties as a Board member and serve on the designated committees. The Executive Chairman of the Board and the CEO of the Corporation are assessed annually on their individual performance throughout the year and their ability to execute and follow the corporate strategy. The Executive Chairman and the CEO are assessed first by the Compensation Committee and then by the Board as a whole.

Each Board member makes an effort to fully participate in each Board meeting as is reflected by their attendance record and are canvassed for their input when making Board decisions.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Background

On April 18, 2013, the Board of the Corporation adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Circular as Schedule B. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Corporation are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Summary of the Terms of the Advance Notice Policy

The following information is intended as a brief summary of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule B.

The Advance Notice Policy provides that advance notice to the Corporation must be made in circumstances where nominations of persons for election to the Board are made by shareholders of the Corporation other than pursuant to: (i) a "proposal" made in accordance with Part XII of the Canada Business Corporations Act (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 143 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the secretary of the Corporation prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Corporation for an effective nomination to occur. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of the Corporation may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the Board of the Corporation, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards. If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

1.	The Corporation’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated May 21, 2013 be and is hereby ratified, confirmed and approved;

2.

The Board of the Corporation be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Corporation and its shareholders; and

3.

Any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Corporation or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Corporation’s Board recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Corporation's past fiscal year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, no informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either of such cases has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matters that are not known to management should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote upon such matters in accordance with their best judgement.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the 2013 Annual Meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before February 20, 2014, to be considered for inclusion in the management proxy circular for the 2013 Annual Meeting of the Shareholders. It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of common shares.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at www.sedar.com. Financial information concerning the Corporation is provided in the Corporation’s audited consolidated financial statements and Management Discussion and Analysis for the financial year ended December 31, 2012. Shareholders wishing to obtain a copy of the Corporation’s audited consolidated financial statements and Management’s Discussion and Analysis may contact the Corporation at the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 600 – 837 West Hastings Street	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3N6

Dated as of May 17th, 2013

ON BEHALF OF THE BOARD OF DIRECTORS
“Gilmour Clausen”
GILMOUR CLAUSEN
President and CEO

AUGUSTA RESOURCE CORPORATION
(the “Company”)

BOARD OF DIRECTORS
MANDATE

1.                       ROLE AND RESPONSIBILITIES

1.1                    The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business. The Board shall meet as frequently as may be required to fulfil these responsibilities, and at least once per quarter.

1.2                    The Board is responsible for the review of the Company’s strategic business plan proposed by management, and to adopt the plan with such changes as the Board deems appropriate. The plan and discussion should take into account, among other things, the opportunities and risks of the business.

1.3                    The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

1.4                    The Board is responsible for ensuring that management has undertaken identification of the principal risks of the Company’s business and is overseeing the implementation of appropriate systems to manage these risks.

1.5                    The Board is responsible for satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

1.6                    The Board is responsible for overseeing and approving the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.

1.7                    The Board is responsible for ensuring the integrity of the Company’s internal control and management information systems.

1.8                    The Board is responsible for acting in accordance with all applicable laws, the Company’s constating documents and the Company’s Code of Business Conduct and Ethics.

1.9                    The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Canada Business Corporations Act, the NYSE MKT, the United States Securities and Exchange Commission, the British Columbia Securities Commission and The Toronto Stock Exchange. In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)

(i) disclose to the Company, in writing, the nature and extent of any interest that the director has in a material contract or material transaction (a “disclosable interest”), whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii) such director shall refrain from voting on any resolution to approve such contract or transaction unless all directors have a disclosable interest.

1.10                 The Board has the authority to establish committees and appoint directors to be members of these committees. The Board may not delegate to such committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; or

(j)	adopt, amend or repeal articles.

1.11                 The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)

the Nominating and Corporate Governance Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Nominating and Corporate Governance Committee is to:

	(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

	(ii)	establish procedures for identifying, evaluating and recommending prospective new nominees to the Board and leading the candidate selection process;

	(iii)	develop and implement orientation procedures for new directors;

(iv)	recommend the appointment of committee members to the Board’s standing committees;

(v)	assess the effectiveness of directors, the Board and the various committees of the Board;

(vi)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vii)	establish a plan of succession including in respect of the CEO;

(c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

	(i)	establish a remuneration and benefits plan for the directors and officers of the Company;

	(ii)	review the adequacy and form of compensation of the directors and officers of the Company;

	(iii)	setting objectives and undertaking the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

	(iv)	make recommendations to the Board.

(d)

the Option Committee, shall consist of not less than two directors. The role of the Option Committee is to review and assess the adequacy of stock based compensation and authorize and approve the granting of stock options to newly hired employees and existing employees of the Company that are not directors or officers of the Company in accordance with applicable securities laws and applicable stock exchange rules.

1.12                 The independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

2.                      COMPOSITION

2.1                    From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.2                    The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.

2.3                    If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include at least one director who does not have interests in or relationships with either the Company or the significant shareholder and who fairly reflect the investment in the Company by shareholders other than the significant shareholder.

2.4                    The Board should, as a whole, have the following competencies and skills:

(a)	technical and operating knowledge of the mining industry;

(b)	knowledge of current corporate governance guidelines; and

(c)	financial and accounting expertise.

3.                      PROCEDURES TO ENSURE EFFECTIVE OPERATION

3.1                    The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

3.2                    If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.3                    The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

3.4                    An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Nominating and Corporate Governance Committee.

3.5                    The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

3.6                    The Board shall institute procedures for receiving shareholder feedback.

3.7                    The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

3.8                    The non-management directors shall meet at least once yearly without any member of management being present.

3.9                    The Board sets appropriate limits on management’s authority and has in place an Authorization Policy. In addition, the following decisions require the approval of the Board or one of its committees:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) consolidated financial statements;

(b)	the approval of the consolidated annual budget;

(c)	any equity or debt financing of the Company, other than debt incurred in the ordinary course of business such as trade payables;

(d)	the creation of subsidiaries for the Company;

(e)	the creation of new Company bank accounts;

(f)	payment of dividends by the Company;

(g)	proxy solicitation material for the Company;

(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(i)	the appointment of members on any committee of the Board of the Company;

(j)	the appointment or discharge of any senior officer of the Company;

(k)	entering into employment contracts with any senior officers of the Company;

(l)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business for the Company or its subsidiaries (the “Consolidated Group”);

(m)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business within the Consolidated Group;

(n)	any material change to the business of the Consolidated Group; and

(o)	initiating or defending any law suits or other legal actions for the Consolidated Group.

3.10                  The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop a position description for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

Adopted by the Board of Directors on May 17, 2013

SCHEDULE B

AUGUSTA RESOURCE CORPORATION
ADVANCE NOTICE POLICY
(Adopted by the Board of Directors with immediate effect on April 18, 2013)

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Corporation that this Policy is in the best interests of the Corporation, its shareholders and other stakeholders. This policy will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

	a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.

by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Part XII of the Canada Business Corporations Act (the "Act"), or a requisition of the shareholders made in accordance with section 143 of the Act; or

c.

by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Corporation at the principal executive offices of the Corporation.

3.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

a.

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

a.

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

5.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by

	a	shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.

"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.

"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7.

Notwithstanding any other provision of this Policy, notice given to the Secretary of the Corporation pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on April 18, 2013 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.